Способы связаться

www.linkedin.com/in/
mralexanderveselov (LinkedIn)

Основные навыки

Voice Acting
Operations Management
Performance Improvement

Languages

Русский (Native or Bilingual)
Немецкий (Elementary)
Белорусский (Native or Bilingual)
Английский (Limited Working)

Alexander Veselov

CEO
Лос-Анджелес, Калифорния, Соединенные Штаты Америки

Общие сведения

As the CEO of Biz Booster Marketing Agency, I am dedicated to driving growth and success through innovative marketing strategies. With a passion for helping businesses thrive, I lead a talented team that focuses on delivering measurable results and impactful branding solutions. I am committed to staying ahead of industry trends, fostering creativity, and ensuring our clients receive top-tier service and results. My goal is to empower businesses to grow and achieve their full potential in an ever-evolving digital landscape.

Опыт работы

Biz Booster Marketing

Chief Executive Officer
февраля 2025 - Present (3 месяца)

FlutterPads

Director of Guest Experience
сентября 2023 - сентября 2024 (1 год 1 месяц)
United States

Adaptive Capital Corporation

Director of Operations
января 2022 - сентября 2024 (2 года 9 месяцев)
Los Angeles, California, United States

Princess Cruises

Assistant Company Performance Manager.
ноября 2011 - декабря 2021 (10 лет 2 месяца)

Leofoo Village Theme Park

Company Performance Manager
марта 2008 - ноября 2011 (3 года 9 месяцев)
Hsinchu County/City, Taiwan

College of Arts
Assistant Director
октября 2007 - февраля 2008 (5 месяцев)
Bobruisk, Republic of Belarus

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Образование

The Belarusian State Academy of Arts
Actor of stage and screen · (2001 - 2006)

The Belarusian College of Arts
Artist, Dance teacher · (1999 - 2001)